STROOCK

October 7, 2013

Laura Nicholson

Caroline Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

                Re:    PBF Energy Inc.

                           Amendment No. 1 to Registration Statement on Form S-1

                          File No. 333-190725

Dear Ms. Nicholson:

On behalf of our client, PBF Energy Inc. (the “Company”), set forth below are responses to your comment letter, dated October 3, 2013, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”). The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 1.

For your convenience, the Staff’s comments are set forth below in italics, followed by the responses on behalf of the Company. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1.

Registration Statement on Form S-1

General

1.	We note that in your registration statement you have incorporated by reference your quarterly report on Form 10-Q for the quarter ended June 30, 2013, filed on August 8, 2013. We also note your disclosure in such quarterly report regarding your inventory intermediation agreements with J. Aron. Please revise your disclosure to clarify the business purpose of such agreements. Please also revise your disclosure to disclose all material terms of such agreements, such as a general description of the prices at which J. Aron purchases the intermediate and finished products produced by the Delaware City and Paulsboro refineries, and the prices at which J. Aron sells the products back to PBF Energy Inc.

The Company has revised its disclosure in response to the Staff’s comment on pages 4 and 15 of Amendment No. 1.

Laura Nicholson

Securities and Exchange Commission

2.	We note that you have filed the intermediation agreements as Exhibits 10.1 and 10.2 to your quarterly report on Form 10-Q for the quarter ended June 30, 2013. We also note that such agreements make reference to “Transaction Documents” and that some of those documents have not been publicly filed. Please tell us why you do not believe that you are required to file such documents. Please refer to Item 601 of Regulation S-K.

The “Transaction Documents” referred to in the intermediation agreements filed as Exhibits 10.1 and 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2013 have either been filed with the Commission, or to the extent that certain of such documents have not been filed, such documents are not material either individually or in the aggregate to an understanding of such intermediation agreements. The materiality of each of the documents that are defined as “Transaction Documents” in Exhibits 10.1 and 10.2 is addressed below (capitalized terms used below but not otherwise defined herein have the meaning ascribed to such terms in Exhibit 10.1 and 10.2):

•	“this Agreement” – refers to the intermediation agreements filed as exhibits 10.1 and 10.2.

•

“Intercreditor Agreement” – the Intercreditor Agreement is an agreement between J. Aron and the lenders under the Company’s Revolving Credit Agreement, which the Company also countersigns. The Company has no affirmative obligations under the Intercreditor Agreement nor are any payments made. The Intercreditor Agreement primarily defines the collateral for J. Aron and separately for the Revolving Credit Agreement lenders, and their respective rights in the event of a default by the Company, and therefore the Company has determined that such documents are not material.

•	“Step-in Bill of Sale” – the form of the Step-in Bill of Sale has been filed with both exhibits 10.1 and 10.2 as Exhibit 1 thereto. The terms of the document are set forth in the filed exhibits.

•	“Step-out Bill of Sale” – the form of the Step-out Bill of Sale has been filed with both exhibits 10.1 and 10.2 as Exhibit 2 thereto. The terms of the document are set forth in the filed exhibits.

•

“Fee Letter” – the Fee Letter sets forth the fees that were paid by the Company to J. Aron for entering into the two Inventory Intermediation Agreements, an annual fee paid in monthly installments, and fees which may be paid in the future depending on the occurrence of certain events. None of the fees either separately or in the aggregate are material, and therefore the Company has determined that such documents are not material. In addition, actual payments of the fees made by the Company are reflected in the Company’s financial statements. Each fee is discussed in the following points:

•	The Setup Fee Rate was paid at the effective time of the Agreements and was a one-time fee.

•	The Applicable Margin is an annual fee payable monthly during the term of the Agreements and is a percentage based on the average monthly value of the inventory.

•

The Early Termination Margin is a fee that will only be paid by the Company if it terminates the Agreements after one year but before they expire and is a percentage of the value of the maximum inventory value under the Agreements.

•	The Default Early Termination Margin is a percentage applied in the same manner as the Early Termination Margin but only applies if the Agreements are terminated early due to a default by the Company.

•

The Specified Early Termination Margin is a percentage applied in the same manner as the Early Termination Margin but only applies if the Company terminates the Agreements in the first year of their term.

•

“Guaranties” – certain subsidiaries of the Company guaranty its performance under the agreements, and J. Aron’s parent entity guaranties its performance under the Agreements. No additional obligations are contained in the Guaranties; these are only a guaranty of the underlying Agreements and therefore the Company has determined that such documents are not material.

•

“Bridging Agreement” – the Bridging Agreement allows for certain terms from each of the Agreements that are similar to be handled collectively for the convenience of the parties, and therefore the Company has determined that such documents are not material. Such terms consist of: allowing one set of insurance policies to cover the insurance obligations under both Agreements; allowing an independent inspector retained under one Agreement to be acceptable under the other Agreement; and permitting the Company to allocate the “Agreed Volumes” under the Agreements between the two sites.

•

“any confirmations or other writings or communications that document the sales of Products from [PRC/DCR] to Aron and of the sales of Products from Aron to [PRC/DCR]” – these documents show activity under the terms of the Agreements but do not impose any additional obligations, and therefore the Company has determined that such documents are not material. For example, the “Daily and End of Month Inventory Report” and “Backup Certificates” are included in this description and are necessary for billing and payment between the parties, but do not impose any additional obligations other than as shown in the filed Exhibits 10.1 and 10.2.

* * * *

In connection with the above, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (212) 806-5793 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ TODD E. LENSON
Todd E. Lenson,
of Stroock & Stroock & Lavan LLP

Cc:    Securities and Exchange Commission

                H. Roger Schwall

          Jeffrey Dill, Esq.

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